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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

International Fight League, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
45951A101
(CUSIP Number)
December 29, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45951A101

1	NAMES OF REPORTING PERSONS: EagleRock Capital Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	22-3439443

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		4,400,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,400,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,400,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

     **SEE ITEM 4(b)

CUSIP No.	45951A101

1	NAMES OF REPORTING PERSONS: Nader Tavakoli

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		4,800,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,800,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,800,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     **SEE ITEM 4(b)

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of EagleRock Capital Management, LLC, a Delaware limited liability company (“ EagleRock Capital”), and Mr. Nader Tavakoli the principal of EagleRock, relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of International Fight League, Inc., a Delaware corporation (the “Issuer”).
     This Schedule 13G relates to Common Stock purchased by Nader Tavakoli and EagleRock Capital for the account of EagleRock Master Fund, LP (“ERMF”), a Cayman Islands limited partnership, and EagleRock Institutional Partners LP (“ERIP”), a Delaware limited partnership EagleRock Master Fund, LP holds 1,600,000 shares of Common Stock of the Issuer for the accounts of EagleRock Capital Partners, L.P., EagleRock Capital Partners (QP), LP, both Delaware limited partnerships, and EagleRock Capital Partners Offshore Fund, Ltd. (together the “Capital Funds”). EagleRock Institutional Partners LP holds 2,800,000 shares of Common Stock. Nader Tavakoli holds 400,000 shares of Common Stock individually. EagleRock Capital acts as investment manager to each of the Capital Funds, ERMF and ERIP, and Mr. Tavakoli, as manager of EagleRock Capital, controls the investment decisions of EagleRock Capital.

Item 1(a)	Name of Issuer.

International Fight League, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

424 West 33rd Street
Suite 650
New York, NY 10001

Item 2(a)	Name of Person Filing.

EagleRock Capital Management, LLC and Nader Tavakoli.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

24 West 40th Street, 10th Fl.
New York, NY 10018

Item 2(c)	Citizenship or Place of Organization.

EagleRock Capital is a limited liability company organized under the laws of the state of Delaware. Nader Tavakoli is the Manager of EagleRock Capital and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

45951A101

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a) EagleRock Capital is the beneficial owner of 4,400,000 shares of Common Stock and Mr. Tavakoli, as the Manager of EagleRock Capital, is the beneficial owner of 4,800,000 shares of Common Stock.

(b) EagleRock Capital is the beneficial owner of 8.2% and Mr. Tavakoli, as the Manager of EagleRock Capital, is the beneficial owner of 9.0% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by each reporting person by 53,500,448, the number of shares of Common Stock issued and outstanding.

(c) EagleRock Capital, as the investment manager of EagleRock Master Fund, LP and EagleRock Institutional Partners LP, has the sole power to vote and dispose of the 1,600,000 shares of Common Stock and 2,800,000 shares of Common Stock held by EagleRock Master Fund and EagleRock Institutional Partners LP, respectively. As the Manager of EagleRock Capital, Mr. Tavakoli may direct the voting and disposition of the 4,800,000 shares of Common Stock held by EagleRock Master Fund, LP, EagleRock Institutional Partners LP and Nader Tavakoli.

The filing of this Schedule 13G shall not be construed as an admission that EagleRock Capital or Mr. Tavakoli is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 4,400,000 shares of Common Shares owned by EagleRock Master Fund, LP or EagleRock Institutional Partners, LP. Pursuant to Rule 13d-4, each of EagleRock Capital and Mr. Tavakoli disclaims all such beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated January 8, 2007 between EagleRock Capital Management and Nader Tavakoli.
[Signature Page Follows]

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2007

EagleRock Capital Management, LLC

	By:	/s/ Nader Tavakoli

Nader Tavakoli, Managing Member

	/s/	Nader Tavakoli

Nader Tavakoli